Filed by TCF Financial Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: TCF Financial Corporation

SEC File No.: 001-10253

Date: January 30, 2019

Perspective and Comments on our Merger Announcement with Chemical. It’s been a couple of days since we announced our merger of equals with Chemical and I wanted to share a few comments with you. First, we are very pleased with how the merger has been received by investors and analysts. Based on analysis conducted by JP Morgan, who is advising us in our transaction, we were the first merger announcement in the banking industry in 2 years where the stocks of both companies finished higher at the end of trading day. We believe this is a strong indication that shareholders for both TCF and Chemical like the vision we outlined for the combined company. One of our main responsibilities is to lead and grow our business to achieve favorable results for shareholders, communities and our team members. The positive early reaction gives us momentum to build upon as we start to meet with investors beginning next week.Second, I want to thank everyone for their participation in our Town Hall Meetings on Monday. We received a lot of great questions and I’ve personally reviewed many of them. As I said on Monday, we won’t have all the answers right now. We are just beginning our integration planning journey and we have work ahead of us to gain regulatory approval before the merger can close. Third, related to communication, we’ve received a lot of media coverage about our merger announcement. Some of it has been factual and straightforward but some reporting didn’t tell the whole story. I want to emphasize that your first source for accurate information is from the company and our leadership team. We are committed to transparent communication and we will share information and decisions with you first. I encourage you to keep sending us your questions and feedback, even if we don’t have an answer right away. The Merger News Intranet site provides an easy way to submit your question. Setting the Record Straight Most importantly, this is a true merger of equals in which we are taking the best strengths of both companies and combining them to create the scale necessary to compete and win in today’s banking environment. This includes building a combined leadership team that will leverage the expertise of both companies. Let me also respond to one particular headline from yesterday. The Star Tribune in Minneapolis proclaimed “TCF Merger Shifts Power Base to Detroit.” This is simply not an accurate reflection of our vision for the new TCF. Our presence in and the importance of Minnesota and the Minneapolis metro area will not change and I will be CEO of the combined company. We will operate significant parts of the business from the Minneapolis area. My home will continue to be here and, just as I have for the past 20 years, I will travel throughout the country wherever the business and our customers need me. Additionally, our name will rem remain on TCF Bank Stadium and our commitment to the University of Minnesota will not change.

Understanding the Importance of Michigan

In partnering with Chemical, we support the great work they are doing in Michigan to revitalize the Detroit economy. This includes the plans to build a new office tower in downtown Detroit to bring more jobs to the city. As one company, we will have the scale necessary to grow in all of our markets over time.But there’s another important point: TCF has been in Michigan since 1995 and we know this market well across all of our businesses— with 50 retail branches, a growing Commercial Banking presence and our Equipment Finance business. In fact, we invested in the Detroit metro economy two years ago with the acquisition of Equipment Financing & Leasing Corporation, which provides financing for companies who utilize material handling equipment. A headquarters address is not a center of power. What matters is where we choose to focus our time and energy— and as a company with a national footprint, TCF has emphasized putting people and resources closest to our customers. That will not change with the new TCF. All Company Meeting Tomorrow I want to remind you about our All-Company Meeting tomorrow, Thursday, January 31st. An invitation about how to join the meeting was sent today and we are setting up viewing rooms in our locations outside Minneapolis to participate. I look forward to connecting with you and answering your questions. With the bitterly cold temperatures across many of our states, please put safety first when considering how you plan to join tomorrow’s meeting. There will be multiple options to view the content remotely. Thank you for continued hard work and dedication. Craig R. DahlChairman & Chief Executive Officer. In connection with the proposed merger, Chemical will file with the SEC a Registration Statement on Form S-4 that will include the Joint Proxy Statement of TCF and Chemical and a Prospectus of Chemical. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A free copy of the Joint Proxy Statement/Prospectus, as well as other filings containing information about TCF and Chemical, may be obtained at the SEC’s Internet site (http://www.sec.gov). Copies of the Joint Proxy Statement/Prospectus can also be obtained, free of charge, by directing a request to TCF Investor Relations at Investor Relations, TCF Financial Corporation, 200 Lake Street East, EXO-02C, Wayzata, MN 55391 by calling (952) 745-2760 or by sending an e-mail to investor@tcfbank.com, or to Chemical Investor Relations at Investor Relations, Chemical Financial Corporation, 333 W. Fort Street, Suite 1800, Detroit, MI 48226, by calling (800) 867-9757 or by sending an e-mail to investorinformation@ChemicalBank.com.